UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Date for Reporting Fourth Quarter 2012 Results

We, LDK Solar Co., Ltd., have announced that we will report financial results for the fourth quarter ended December 31, 2012 before the market opens on Thursday, April 18, 2013. We will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time (ET) the same day.

Fourth Quarter Conference Call Details

To listen to the live conference call, please dial 1-877-941-1427 (within U.S.) or 1-480-629-9664 (outside U.S.) at 8:00 a.m. ET on April 18, 2013. An audio replay of the call will be available through April 28, 2013, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4610990#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

Our press release issued on April 8, 2013 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 9, 2013

Exhibit 99.2

LDK Solar Announces Date for Reporting Fourth Quarter 2012 Results

XINYU CITY, China and SUNNYVALE, Calif., April 8, 2013— LDK Solar Co., Ltd. (“LDK Solar” or the “Company”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that it will report financial results for the fourth quarter ended December 31, 2012 before the market opens on Thursday, April 18, 2013. The company will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time (ET) the same day.

Fourth Quarter Conference Call Details

To listen to the live conference call, please dial 1-877-941-1427 (within U.S.) or 1-480-629-9664 (outside U.S.) at 8:00 a.m. ET on April 18, 2013. An audio replay of the call will be available through April 28, 2013, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4610990#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801

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